

April 10, 2012

Via E-mail
Mr. Marcelo Fischer
Senior Vice President of Finance
IDT Corporation
520 Broad Street
Newark, New Jersey 07102

> **Re:** **IDT Corporation**
> **Form 10-K for the fiscal year ended July 31, 2011**
> **Filed October 11, 2011**
> **Form 10-Q for the quarters ended January 31, 2012**
> **Filed March 12, 2012**
> **File No. 001-16371**

Dear Mr. Fischer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2011

Consolidated Financial Statements, F-1

Note 12—Equity, page F-32

1. In regards to your Class A and Class B common stock, please clarify your disclosures as to the pertinent rights and privileges of the various securities outstanding, including dividend and liquidation preferences, participation rights and unusual voting rights. See ASC 505-10-50-3.

Note 15—Legal Proceedings, page F-38

2. We note from your disclosures on page 32 that you are involved in a number of legal proceedings in the ordinary course of business. We further note from your disclosures on page F-38 that as of July 31, 2011 you have not accrued a liability in regards to a Swedish Tax Agency judgment imposing taxes, penalties, and interest as you have determined that a loss from this judgment is not probable. With regards to such disclosures, please tell us and revise your disclosures in future filings to address the following:
    a. tell us how you concluded that an unfavorable outcome was not probable considering the nature of the litigation, claim, or assessment, the advanced progress of the case, the opinions or views of legal counsel and other advisers, the experience of your company in similar cases, and the experience of other enterprises in similar cases;
    b. tell us your consideration given to including a discussion regarding your policy for accruing for such contingencies and also how you considered disclosing the amounts accrued to date;
    c. if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and
    d. please provide the proposed revised disclosures that you intend to include in future filings to address the above bullet points.

3. In regards to the T-Mobile USA Inc. complaint, we note that the company entered into a binding term sheet with T-Mobile on October 12, 2011 and made a $10 million payment to T-Mobile on October 13, 2011. We also note that the Form 10-K was filed on October 11, 2011. However, in the disclosure the company stated it would conduct a vigorous defense and was unable to form an estimate of any potential liabilities. In regards to the settlement, please answer the following:
    a. Explain in detail the triggering events for the loss recognition during first quarter ending October 31, 2011.

b. Explain why the company did not recognize as an accrual or disclose the information about this loss contingency which was obtained before the release of the financial statements, indicating that a liability was incurred at the balance-sheet date or that there was a possibility of such incurrence.

Note 16—Commitment and Contingencies, page F-41

4. With respect to each of your remaining tax obligations as a result of tax audits, please clarify what you mean by stating that you have adequately provided for the obligation, and fully comply with the disclosure requirements of FASB ASC 450-20, including an estimate of the possible loss or range of loss. In this regard, please tell us whether you have considered both asserted and unasserted claims when accruing for probable contingent liabilities and when disclosing reasonably possible losses.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director